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                                                                 EXHIBIT (a)(13)


       LINDAL CEDAR HOMES ANNOUNCES AMENDMENTS TO ITS SELF-TENDER OFFER;

  EXPIRATION DATE OF CASH OFFER AT $4.55 PER SHARE EXTENDED TO JANUARY 26, 2001


SEATTLE, WA - January 18, 2001 - Lindal Cedar Homes, Inc. (Nasdaq: LNDL), today announced that it has filed with the Securities and Exchange Commission on January 16, 2001, amendments to the Offer to Purchase relating to the self tender by Lindal Cedar Homes, Inc. of all shares of its common stock.

The amendments, which were made in response to SEC comments, may be obtained at the SEC's web site at http://www.sec.gov. Lindal Cedar Homes, Inc. has extended the expiration date of the tender offer from midnight New York City time on Friday, January 19, 2001, to midnight New York City time on Friday January 26, 2001 as a result of the filing and in order to respond to any additional comments from the SEC.

Lindal Cedar Homes commenced the offer to purchase all outstanding shares of its common stock held by the public on December 20, 2000 at a price of $4.55 per share, net in cash to the sellers.

Shareholders of record can tender their shares by completing and mailing the appropriate Letter of Transmittal, along with any other required documents, to the depositary, American Stock Transfer & Trust Company. Where stock is held in "street name", the shareholder must contact the appropriate broker, dealer, commercial bank, trust company or other nominee in order to tender the shares.

If shareholders are unable to locate their shares, or have any questions about the tender process, they should immediately call MacKenzie Partners, the information agent for the offer, at 1-800-322-2885.

There are approximately 4.1 million shares of common stock of Lindal Cedar Homes outstanding, of which about 48% currently is owned by the members of the Lindal family who are taking the company private. The Board of Directors of Lindal Cedar Homes, based on the recommendation of a Special Committee consisting of independent members of the Board of Directors, has approved the tender. The Special Committee has recommended stockholders accept the offer.

Stockholders of Lindal Cedar Homes should read the Tender Offer Statement on Schedule TO, as amended, which is on file with the Securities and Exchange Commission as it contains important information about the tender offer. Investors can obtain such Tender Offer Statement on Schedule TO and other filed documents for free at the Securities and Exchange Commission's website at www.sec.gov.

Lindal Cedar Homes is primarily engaged in the manufacture and distribution of custom cedar homes, windows and sunrooms.

Forward Looking Statements concerning Lindal Cedar Homes' self-tender offer and its plan to go private are subject to a variety of considerations and uncertainties, primarily the company's ability to successfully conclude the tender offer now underway. The company's corporate and financial information is detailed in the company's filings with the Securities & Exchange Commission, press releases and other communications.